Exhibit 17

November 22, 2006

To the Board of Directors of
Dalrada Financial Corporation

Gentlemen:

Due to other commitments I have made, please accept this letter as my resignation, effective this date, as a member of the Dalrada Financial Corporation Board of Directors and as Secretary of the corporation.

Please accept my wishes for continued success and my thanks to all of you who I have served with for your good counsel and friendship over the past six years.

Sincerely,

/s/ Eric Gaer
_______________________________
Eric Gaer